January 21, 2011

VIA EDGAR

Mark P. Shuman
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:           Automatic Data Processing, Inc.
Form 10-K for the fiscal year ended June 30, 2010
Form 10-Q for the quarterly period ended September 30, 2010
File No. 001-05397

Dear Mr. Shuman:

Set forth below are our responses to the comments raised in your letter dated January 14, 2011 (the “Comment Letter”).  Automatic Data Processing, Inc. (the “Company”) acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its Annual Report on Form 10-K for the fiscal year ended June 30, 2010, and in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010.  The Company understands that the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) do not foreclose the Commission from taking any action with respect to the filings.  The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, we have repeated the comments as set forth in the Comment Letter and provided our response to each comment immediately below. Unless otherwise noted below, terms used herein without definition have the same meanings assigned to them in the Annual Report on Form 10-K for the fiscal year ended June 30, 2010 or the Quarterly Report on Form 10-Q for the period ended September 30, 2010, as applicable.

Form 10-K for the fiscal year ended June 30, 2010

Part III (incorporated by reference to your definitive proxy statement filed on September 24, 2010)

Board Leadership Structure, page 5

1.
In future filings, please indicate why the Company has determined that its current board leadership structure is appropriate given the specific circumstances of the Company.  Refer to item 407(h) of Regulation S-K.

RESPONSE:

In response to the Staff's request, in future filings we will expand our disclosure to indicate why the Company has determined that its current board leadership structure is appropriate given the specific circumstances of the Company.

Form 10-Q for the quarterly period ended September 30, 2010

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

2.
Please tell us what consideration you have given to adding an overview section to the Management's Discussion in your quarterly reports on Form 10-Q that, similar to the overview discussion provided in your Form 10-K, would provide an executive-level discussion of the most important themes or other significant matters with which management is concerned in evaluating the company's financial condition and operating results.  Refer to Section III.A of SEC Release No. 33-8350.

RESPONSE:

In future filings of our quarterly reports on Form 10-Q, we will include an overview section in Management’s Discussion and Analysis of Financial Condition and Results of Operations, including an executive-level discussion of the most important themes or other significant matters with which management is concerned in evaluating the Company’s financial condition and operating results.

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Please feel free to contact me at 973-974-5252 should you require any additional information or have any additional questions.

Very truly yours,

/s/ Christopher R. Reidy
Christopher R. Reidy
Chief Financial Officer

Cc:
Deloitte & Touche LLP
Lara Abrash, Partner

Paul, Weiss, Rifkind, Wharton & Garrison LLP
David S. Huntington, Partner